                                             File No. 70-


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                             FORM U-1


                     APPLICATION/DECLARATION


                              UNDER


          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


               NEW ENGLAND ELECTRIC RESOURCES, INC.
                        25 Research Drive
                Westborough, Massachusetts  01582

            (Names of companies filing this statement and address of principal executive offices)


                   NEW ENGLAND ELECTRIC SYSTEM

    (Name of top registered holding company in parent system)

John G. Cochrane                   Robert King Wulff
Treasurer                          Corporation Counsel
25 Research Drive                  25 Research Drive
Westborough, MA  01582             Westborough, MA  01582

           (Names and Addresses of agents for service)
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     New England Electric Resources, Inc. (NEERI), a wholly-owned, non-utility subsidiary of New England Electric System (NEES), was organized for the purpose of pursuing new business opportunities.

     NEES is a registered holding company under the Public Utility Holding Company Act of 1935 (the Act), owning electric company subsidiaries, a service company subsidiary (New England Power Service Company), and an energy company subsidiary (New England Power) (collectively, the System).

     Neither NEES nor any subsidiary has an ownership interest in an exempt wholesale generator (EWG) or foreign utility company
(FUCO) as defined in Sections 32 and 33 of the Act. Additionally, neither NEES nor any subsidiary is a party to, or has any rights under, a service, sales or construction agreement with an EWG or FUCO.

     In File No. 70-7950, NEERI sought the Commission's authorization to invest up to $10 million in research and development activities. As NEERI stated in its Form U-1, the types of projects and technologies which it intended to pursue "include, without limitation...Electro-technologies, energy efficiency and power quality measures...Other developing environmental, new generation and transmission technologies[.]" By its order dated February 23, 1995 (Release No. 35-26235), the Commission authorized this activity. Further, the Commission authorized NEES to provide $10 million in financing to NEERI to establish a research and development fund for these activities.

     In its Application/Declaration on Form U-1, File No. 70-7950, NEERI agreed "that any acquisition of securities by it using any of the research and development funds requested herein will remain subject to further Commission authorization." By the present filing, NEERI seeks to obtain Commission approval to acquire the securities of a company developing a new generation technology for the performance monitoring and risk management of power turbines.

1.   Item 1: Description of Proposed Transaction
     -------------------------------------------

     NEERI seeks to invest in Monitoring Technology Corporation
(MTC), a Virginia corporation and the developer of a vibration monitoring technology for the risk management and performance monitoring of power turbines. In return for NEERI's equity investment of $500,000, MTC will 1) issue shares of preferred stock and warrants to NEERI; 2) waive the participation fee, currently estimated at $200,000, for NEERI's power company affiliate, New England Power (NEP), to participate as a testing site for MTC's vibration monitoring technology; and 3) offer NEP significant discounts on certain future services from MTC.
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     The MTC Technology
     ------------------

     MTC is developing a method to read vibration frequency "signatures" of power turbines and other turbomachines. This technology, referred to as Rotational Vibration Monitoring (RVM), would enable turbine operators to monitor their machines during normal operations and quantitatively analyze turbine performance and predict mechanical problems. This method of continuous, automated on-line monitoring, when compared to present technology, would result in 1) reduced turbine maintenance costs; 2) early warning of some potential catastrophic failures; and 3) ultimately more efficient turbine performance. Current predictive maintenance for turbines requires periodically taking the turbines off-line, usually for several weeks at a time, to perform inspections for potential problems. This process is labor-intensive and results in significant maintenance and associated down-time costs, including the cost of purchasing replacement power during the outage period. Therefore, it is desirable to encourage the development of new technologies, such as RVM, which would enable power generators to manage the mechanical condition, availability and performance of turbines in a more cost effective and efficient manner. While initially targeted at electric utilities, RVM technology has the potential for further application in other areas, such as propulsion and industrial turbines.

     New England Power, an affiliate of NEERI, operates a total of fourteen combustion or steam turbines at three electrical generation plants. Outages for these turbines occur at an average of once a year and last several weeks, at a cost (not including replacement power costs) representing a significant portion of plant operating budgets. Further development in RVM technology is therefore clearly functionally related to the System in that it would benefit affiliates and their customers by reducing these costs while increasing the availability and efficient performance of power turbines. Although NEP desires such continued development, NEP does not believe that such development is an appropriate risk to be borne by NEP's electric customers. NEERI's investment in MTC, as described below, includes the opportunity for NEP to participate in MTC's product development beta program at a minimal cost to NEP, while allowing NEERI to make a potentially beneficial investment.

     Purchase of Equity in MTC and NEP's Participation in the Beta
     Program
     --------------------------------------------------------

     Pursuant to an agreement (the Agreement) yet to be negotiated with MTC, NEERI intends to invest $500,000 in MTC. In return for NEERI's equity investment of $500,000, MTC will 1) issue shares of preferred stock and warrants to NEERI; 2) waive the participation
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fee, currently estimated at $200,000, for New England Power (NEP), to participate in MTC's beta program as an RVM testing site; and 3) offer NEP significant discounts on future RVM services.

     NEERI intends to purchase shares of MTC's convertible preferred stock (the Shares) at a price of $1.75 per share, for a total equity investment of $500,000. NEERI's investment in the Shares will result in NEERI's ownership of not more than 5% of the voting securities of MTC. The Shares may be converted to shares of common stock upon the closing of an initial public offering in which MTC's proceeds from such offering are not less than $10 million and in which the share offering price is $3.50 or more. NEERI will also receive A and B warrants which will be exercisable under certain terms and conditions to ensure that NEERI's ownership does not exceed 5% of the voting securities of MTC. Both the Shares and warrants will have full ratchet anti-dilution protection.

     In addition to the Shares and warrants, MTC will allow NEP, NEERI's power company affiliate, to participate in MTC's RVM development beta program. MTC will waive the beta program participation fee, currently estimated at $200,000, for NEP. NEP will offer MTC access to one of its generating units and auxiliary equipment to allow testing and development of RVM technology. Outside of this, NEP will allow MTC only limited access to other station resources to support the beta program. In return, NEP will achieve its stated objective of participation in RVM product development, and will also receive compensation for its participation in the program in the form of future RVM service discounts, should NEP decide to purchase any future RVM services from MTC.

     Finally, NEERI requests authority to invest up to an additional $500,000 in MTC. MTC, as a start-up company, has limited financial resources to meet financial emergencies and is likely to require additional investment prior to commercialization of its product. Therefore, NEERI wishes to be in a position to make limited additional investments in a prompt manner.

     Financing by NEES
     -----------------

     By Order dated February 23, 1995 (Release No. 35-26235), the Commission authorized NEES to provide financing for NEERI's research and development activities. Specifically, the Commission authorized NEES to provide financing to NEERI in an amount not to exceed $10 million through non-interest bearing subordinated notes or capital contributions. Pursuant to this authorization, NEES now proposes to provide financing for NEERI's development activities related to the MTC project. This financing will be

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accomplished through either capital contributions or non-interest bearing subordinated notes, and will be credited against the $10 million amount previously authorized by the Commission.

2.   Item 2: Fees, Commissions and Expenses
     --------------------------------------

     Services incidental to the transactions described herein will be performed by New England Power Service Company (NEPSCO) and billed to NEERI at the actual cost thereof. NEPSCO is an affiliated service company operating pursuant to Section 13 of the Act and the Commission's rules thereunder. The cost of such services to be paid by NEERI is not expected to exceed $5000.00, to be incurred primarily by the Corporate Department (including attorneys) and the Treasury Department (including accountants). These amounts include a $2,000.00 filing fee paid by wire transfer to the Commission at the time of filing this application/declaration.

3.   Item 3: Applicable Statutory Provisions
     ---------------------------------------

     Sections 9(a) and 10 are believed to be applicable to the acquisition by NEERI of the securities of MTC.

4.   Item 4: Regulatory Approval
     ---------------------------

     No federal or state commission or regulatory body, other than the Commission, has jurisdiction over the proposed transactions.

5.   Item 5: Procedure
     -----------------

     The applicants request that the Commission take action with respect to this Application/Declaration without a hearing being held, on or before March 15, 1996.

     The applicants (i) do not request a recommended decision by a hearing officer; (ii) do not request a recommended decision by any other responsible officer of the Commission; (iii) hereby specify that the Division of Investment Management may assist in the preparation of the Commission's decision; and (iv) hereby request that there be no 30-day waiting period between the date of issuance of the Commission's Order and the date on which it is to become effective.

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6.   Item 6: Exhibits
     ----------------

     (a)  Exhibits

          *B   Agreement with MTC

          *F   Opinion of Counsel

           G   Financial Data Schedules

           H   Proposed Form of Notice

     (b)  Financial Statements

           1-A      Balance Sheet of NEERI at September 30, 1995,
                    Actual and Pro Forma

           1-B      Statement of Income and Retained Deficit for
                    NEERI for twelve months ended September 30, 1995, Actual and Pro Forma

           2-A      Consolidated Balance Sheet of NEES at
                    September 30, 1995, Actual and Pro Forma

           2-B      Statement of Consolidated Income and Retained
                    Earnings for NEES for twelve months ended
                    September 30, 1995, Actual and Pro Forma

          *3-A      Balance Sheet of MTC at September 30, 1995

          *3-B Income Statement of MTC for twelve months ended September 30, 1995

          *3-C      Financial Statements for MTC for fiscal years
                    1991, 1992, 1993 and 1994.

     * To be filed by amendment

7.   Item 7:   Environmental Effects
     -------------------------------

     The transactions proposed by this Application/Declaration do not involve a major federal action significantly affecting the quality of the human environment.
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                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Company has duly caused this Application/Declaration on Form U-1 to be signed on its behalf by the undersigned officer thereunto duly authorized by the Company.

                              NEW ENGLAND ELECTRIC RESOURCES, INC.


                                  s/John G. Cochrane
                              By _____________________________
                                 John G. Cochrane
                                  Treasurer


Dated:  January 29, 1996